Eaton Corporation
Second Quarter 2006 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Six
	months
	ended
	June 30,	Year ended December 31
	2006	2005	2004	2003	2002	2001
Income before income taxes	$531	$996	$781	$508	$399	$278

Adjustments
Minority interests in consolidated subsidiaries	3	5	7	12	14	8
Income (losses) of equity investees	3	1	—	(3)	(1)	—
Interest expensed	67	109	88	93	110	149
Amortization of debt issue costs	1	1	1	2	2	1
Estimated portion of rent expense representing interest	19	39	38	38	34	38
Amortization of capitalized interest	6	12	17	13	13	13
Distributed income of equity investees	—	4	3	—	—	—

Adjusted income before income taxes	$630	$1,167	$935	$663	$571	$487

Fixed charges
Interest expensed	$67	$109	$88	$93	$110	$149
Interest capitalized	7	13	7	7	8	12
Amortization of debt issue costs	1	1	1	2	2	1
Estimated portion of rent expense representing interest	19	39	38	38	34	38

Total fixed charges	$94	$162	$134	$140	$154	$200

Ratio of earnings to fixed charges	6.70	7.20	6.98	4.73	3.71	2.44
Income before income taxes for 2001 includes amortization expense related to goodwill and other intangible assets. Upon adoption of Statement of Financial Accounting Standard No. 142 on January 1, 2002, Eaton ceased amortization of goodwill and indefinite life intangible assets.

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